Exhibit 21.1

SUBSIDIARES OF FIREFLY NEUROSCIENCE, INC.

Subsidiary	Country of Incorporation
Firefly Neuroscience 2023, Inc.	Delaware (United States)
Firefly Neuroscience Ltd.	Israel
Firefly Neuroscience Canada	Canada
Elminda 2022 Inc.	Delaware (United States)
Elminda Canada Inc.	Canada